UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

EXTERRAN HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

30225X103

(CUSIP Number)

February 10, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Schedule 13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vallar Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,620,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,620,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,620,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.21 percent of outstanding shares.[1]
12.	TYPE OF REPORTING PERSON (See Instructions) FI

[1]	Based on approximately 64,049,602 shares of Common Stock outstanding as of February 10, 2012.

CUSIP No.	Schedule 13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vallar LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,620,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,620,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,620,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.21 percent of outstanding shares.[2]
12.	TYPE OF REPORTING PERSON (See Instructions) FI

[2]	Based on approximately 64,049,602 shares of Common Stock outstanding as of February 10, 2012.

CUSIP No.	Schedule 13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer

Exterran Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

16666 Northchase Drive

Houston, Texas 77060

Item 2(a).	Name of Person Filing

Vallar Investments Limited

Vallar LLP, as investment manager for Vallar Investments Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence

The principal business address of Vallar Investments Limited is:

89 Nexus Way

Camana Bay

PO Box 1234

Grand Cayman, Cayman Islands KY1-9007

The principal business address of Vallar LLP is:

27 St. James’s Place

London, England SW1A 1NR

Item 2(c).	Citizenship

Vallar Investments Limited: Cayman Islands

Vallar LLP: England

Item 2(d).	Title of Class of Securities

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number

30225X103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

CUSIP No.	Schedule 13G	Page 5 of 7 Pages

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) Amount Beneficially Owned: 4,620,000 shares of Common Stock.

(b) Percent of class: 7.21 percent of outstanding shares of Common Stock. 3

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 4,620,000.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 4,620,000.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

[3]	Based on approximately 64,049,602 shares of Common Stock outstanding as of February 10, 2012.

CUSIP No.	Schedule 13G	Page 6 of 7 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect or purpose.

CUSIP No.	Schedule 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2012.

/s/ Jason Dreibelbis

Signature Name/Title: Jason Dreibelbis – Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.	Agreement Pursuant to Rule 13d-1(k)(1) Concerning Joint Schedule 13G Filing and Power of Attorney

AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

CONCERNING JOINT SCHEDULE 13G FILING AND

POWER OF ATTORNEY

WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, of certain common stock of Exterran Holdings, Inc. (“Common Stock”).

NOW, THEREFORE,

1. The undersigned each acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

2. The undersigned hereby severally constitute and appoint Jason Dreibelbis of Gibson, Dunn and Crutcher LLP our true and lawful attorney, with full power to him to sign for us, and in our names and in the capacities indicated below, the Schedule 13G relating to the Common Stock owned by us and any and all amendments thereto filed or to be filed with the Securities and Exchange Commission with respect to any agreement entered into by us relating to the Common Stock owned by us, hereby ratifying and confirming our signatures as they may be signed by our said attorney to said Schedule 13G and any and all amendments thereto.

This Power of Attorney shall remain in full force and effect until each of the undersigned who are giving this Power of Attorney are no longer required to file a Schedule 13G or any amendments thereto with respect to the undersigned’s beneficial ownership of the Common Stock, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney.

IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of the thirteenth day of February, 2012.

This Agreement may be executed in counterparts.

Vallar LLP

/s/ Tom Daniel
(Signature)

Tom Daniel, Partner
Name and Title

Vallar Investments Limited

/s/ Tom Daniel
(Signature)

Tom Daniel, Director
Name and Title

/s/ Robert Sinclair
(Signature)

Robert Sinclair, Director
Name and Title

/s/ Tom Parsons
(Signature)

Tom Parsons, Director
Name and Title